Exhibit 99.1
ENCORE ACQUISITION COMPANY
RATIOS OF EARNINGS (LOSS) TO FIXED CHARGES
($ in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Income (loss) before income taxes	$9,413	$358,577	$(94,453)	$336,600
Adjustments:
Add fixed charges:
Interest expense	21,920	18,124	57,009	54,669
Rental expense attributable to interest	434	424	1,224	1,359

Total fixed charges	22,354	18,548	58,233	56,028

Adjusted earnings (loss)	$31,767	$377,125	$(36,220)	$392,628

Ratio of earnings (loss) to fixed charges (a)	1.4	20.3	(0.6)	7.0

(a)	For the nine months ended September 30, 2009, earnings as defined were inadequate to cover fixed charges as defined by $94.5 million.